UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2013

Commission File Number: 001-34541

CHINA CORD BLOOD CORPORATION
(Translation of registrant’s name into English)

48th Floor, Bank of China Tower
1 Garden Road
Central
                      Hong Kong S.A.R.
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

EXPLANATORY NOTE

This Report of Foreign Private Issuer on Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These statements relate to future events or China Cord Blood Corporation’s (the “Company”) future financial performance. The Company has attempted to identify forward-looking statements by terminology including “anticipates”, “believes”, “expects”, “can”, “continue”, “could”, “estimates”, “intends”, “may”, “plans”, “potential”, “predict”, “should” or “will” or the negative of these terms or other comparable terminology. These statements are only predictions; uncertainties and other factors may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. The information in this Report on Form 6-K is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company does not guarantee future results, levels of activity, performance or achievements. The Company’s expectations are as of the date of this Report on Form 6-K, and the Company does not intend to update any of the forward-looking statements after the date of this Report on Form 6-K to confirm these statements to actual results, unless required by law.

The forward-looking statements included in this Report on Form 6-K are subject to risks, uncertainties and assumptions about the Company’s businesses and business environments. These statements reflect the Company’s current views with respect to future events and are not a guarantee of future performance. Actual results of the Company’s operations may differ materially from information contained in the forward-looking statements as a result of risk factors some of which include, among other things: continued compliance with government regulations regarding cord blood banking in the People’s Republic of China, or PRC and any other jurisdiction in which the Company conducts its operations; changing legislation or regulatory environments in the PRC and any other jurisdiction in which the Company conducts its operations; the acceptance by subscribers of the Company’s different pricing and payment options and reaction to the introduction of the Company’s premium-quality pricing strategy; demographic trends in the regions of the PRC in which the Company is the exclusive licensed cord blood banking operator; labor and personnel relations; the existence of a significant shareholder able to influence and direct the corporate policies of the Company; credit risks affecting the Company's revenue and profitability; changes in the healthcare industry, including those which may result in the use of stem cell therapies becoming redundant or obsolete; the Company’s ability to effectively manage its growth, including implementing effective controls and procedures and attracting and retaining key management and personnel; changing interpretations of generally accepted accounting principles; the availability of capital resources, including in the form of capital markets financing opportunities, in light of industry developments affecting issuers that have pursued a “reverse merger” with an operating company based in the PRC, as well as general economic conditions; compliance with restrictive debt covenants under the Company’s senior convertible notes; and other relevant risks detailed in the Company’s filings with the Securities and Exchange Commission.

Results of Operations and Financial Condition

Following this cover page are the preliminary unaudited condensed consolidated financial results for the three months and nine months ended December 31, 2012 of the Company.

CHINA CORD BLOOD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

As of March 31 and December 31, 2012

	March 31,	December 31,
	2012	2012
	RMB	RMB	US$
	(in thousands except share data)

ASSETS
Current assets
Cash and cash equivalents	794,311	1,480,842	237,692
Accounts receivable, less allowance for doubtful accounts (March 31, 2012: RMB13,916; December 31, 2012: RMB14,547)	79,012	77,894	12,502
Inventories	6,666	7,371	1,183
Prepaid expenses and other receivables	11,561	13,272	2,130
Trading securities	354	-	-
Debt issuance costs	-	3,704	595
Deferred tax assets	5,268	5,868	942
Total current assets	897,172	1,588,951	255,044
Property, plant and equipment, net	267,862	382,216	61,350
Non-current prepayments	2,863	226,904	36,420
Non-current accounts receivable, less allowance for doubtful accounts (March 31, 2012: RMB38,628; December 31, 2012: RMB39,384)	254,236	248,663	39,913
Inventories	34,651	38,783	6,225
Intangible assets, net	129,791	126,326	20,277
Available-for-sale equity securities	98,199	77,060	12,369
Other investment	134,363	134,363	21,567
Debt issuance costs	-	12,663	2,033
Deferred tax assets	5,013	5,082	816
Total assets	1,824,150	2,841,011	456,014

LIABILITIES
Current liabilities
Bank loan	45,000	50,000	8,026
Accounts payable	6,343	16,914	2,715
Accrued expenses and other payables	33,351	79,292	12,728
Deferred revenue	106,110	147,608	23,693
Amounts due to related party	360	720	116
Income tax payable	5,943	8,361	1,342
Total current liabilities	197,107	302,895	48,620
Convertible notes	-	748,075	120,074
Non-current deferred revenue	306,534	474,605	76,179
Other non-current liabilities	60,420	88,836	14,259
Deferred tax liabilities	24,462	23,191	3,722
Total liabilities	588,523	1,637,602	262,854

EQUITY
Shareholders’ equity
Ordinary shares
- US$0.0001 par value, 250,000,000 shares authorized, 73,140,147 shares issued and outstanding as of March 31, 2012 and 73,140,147 shares
issued and 73,003,248 shares outstanding as of December 31, 2012	50	50	8
Additional paid-in capital	865,654	798,221	128,123
Treasury stock, at cost (March 31, 2012: nil; December 31, 2012: 136,899 shares)	-	(2,815)	(452)
Accumulated other comprehensive income	26,057	3,297	529
Retained earnings	310,973	400,392	64,268
Total shareholders’ equity	1,202,734	1,199,145	192,476
Non-controlling interests	32,893	4,264	684
Total equity	1,235,627	1,203,409	193,160
Total liabilities and equity	1,824,150	2,841,011	456,014

CHINA CORD BLOOD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the Three Months and Nine Months ended December 31, 2011 and 2012

	Three months ended December 31,			Nine months ended December 31,
	2011	2012		2011	2012
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands except share data)

Revenues	94,821	149,320	23,967	280,712	393,112	63,099
Direct costs	(21,703)	(28,268)	(4,537)	(63,328)	(79,714)	(12,795)
Gross profit	73,118	121,052	19,430	217,384	313,398	50,304
Operating expenses
Research and development	(1,953)	(2,087)	(335)	(5,662)	(6,210)	(997)
Sales and marketing	(16,930)	(24,831)	(3,986)	(45,111)	(67,568)	(10,845)
General and administrative	(22,711)	(27,009)	(4,335)	(66,610)	(81,053)	(13,009)
Total operating expenses	(41,594)	(53,927)	(8,656)	(117,383)	(154,831)	(24,851)
Operating income	31,524	67,125	10,774	100,001	158,567	25,453
Other income/(expense), net
Interest income	3,570	3,874	622	10,021	11,062	1,776
Interest expense	(741)	(23,762)	(3,814)	(2,391)	(48,027)	(7,709)
Exchange gain/(loss)	3,484	(1,010)	(162)	(1,376)	(959)	(154)
Dividend income	-	2,265	364	7,217	4,685	752
Others	(411)	45	7	(86)	(721)	(116)
Total other income/(expense), net	5,902	(18,588)	(2,983)	13,385	(33,960)	(5,451)
Income before income tax	37,426	48,537	7,791	113,386	124,607	20,002
Income tax credit/(expense)	4,273	(13,259)	(2,128)	(3,037)	(28,060)	(4,504)
Net income	41,699	35,278	5,663	110,349	96,547	15,498
Net income attributable to non-controlling interests	(2,229)	(1,647)	(264)	(7,608)	(7,128)	(1,144)
Net income attributable to the Company	39,470	33,631	5,399	102,741	89,419	14,354

Net income per share:
Attributable to ordinary shares
- Basic	0.54	0.42	0.07	1.39	1.17	0.19
- Diluted	0.54	0.42	0.07	1.39	1.17	0.19

Other comprehensive income
- Net effect of foreign currency translation, net of nil tax	(360)	784	126	(1,049)	(1,640)	(263)
- Net unrealized gain/(loss) in available-for-sale equity securities, net of nil tax	40	(1,193)	(191)	(11,468)	(21,143)	(3,394)
Comprehensive income	41,379	34,869	5,598	97,832	73,764	11,841

Comprehensive income attributable to non-controlling interests	(2,250)	(1,646)	(264)	(7,855)	(7,105)	(1,140)
Comprehensive income attributable to the Company	39,129	33,223	5,334	89,977	66,659	10,701

Other Events

On February 26, 2013, the Company issued a press release announcing preliminary unaudited condensed consolidated financial results for the three months and nine months ended December 31, 2012. A copy of the press release is attached as Exhibit 99.1.

Exhibits

Exhibit No.	Description

99.1	Press Release, dated February 26, 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CHINA CORD BLOOD CORPORATION

By:	/s/ Albert Chen
Name:	Albert Chen
Title:	Chief Financial Officer

Dated: February 26, 2013